Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
July 6, 2010
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Emmis Communications Corporation
Tender Offer Statement on Schedule TO and Schedule 13E-3
Ladies and Gentlemen:
     On behalf of our client, Emmis Communications Corporation, a corporation organized under the laws of Indiana (“Emmis”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a combined tender offer statement on Schedule TO and Rule 13e-3 transaction statement (collectively the “Schedule TO/13E-3”) with respect to an issuer tender offer and going private transaction, relating to the offer by Emmis to issue up to $84,275,100 principal amount of new 12% PIK Senior Subordinated Notes due 2017, in exchange for all of the outstanding 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, in an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9) thereof. The Proxy Statement/Offer to Exchange that is contained in the Schedule TO/13E-3 has also been filed as a definitive proxy statement on Schedule 14A.
     Should you have any questions regarding the Schedule TO/13E-3, please feel free to contact me at (212) 373-3052.

Very truly yours,
/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Jeffrey H. Smulyan J. Scott Enright Emmis Communications Corporation